Exhibit 99.3

Your Vote Counts! MANCHESTER UNITED PLC C/O WOODS, OVIATT & GILMAN LLP 1900 BAUSCH & LOMB PLACE ROCHESTER, NY 14604 MANCHESTER UNITED PLC Vote in Person at the Meeting* June 25, 2024 3:30 PM EDT In the offices of Woods Oviatt Gilman LLP 1900 Bausch and Lomb Place, Legacy Tower Rochester, NY 14604 *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V52591-P08932 You invested in MANCHESTER UNITED PLC and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on June 25, 2024. Get informed before you vote View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 11, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. 2024 Annual Meeting Vote by June 24, 2024 11:59 PM ET. For shares held in a Plan, vote by June 20, 2024 11:59 PM ET.

THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. V52592-P08932 Voting Items Board Recommends 1. Election of Directors Nominees: 1a. Avram Glazer For 1b. Joel Glazer For 1c. Kevin Glazer For 1d. Bryan Glazer For 1e. Darcie Glazer Kassewitz For 1f. Edward Glazer For 1g. Rob Nevin For 1h. John Reece For 1i. Robert Leitão For 1j. John Hooks For NOTE: Such other business as may properly come before the meeting or any adjournment thereof.